Silicon South, Inc.

Suite 1500 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6  Canada

May 27, 2011

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Dear Mr. Reynolds:

Re:      Silicon South, Inc. (the “Company”)

Amendment No. 2 to Form 8-K

Filed April 4, 2011

File No. 000-51906

We are writing in response to your letter dated May 5, 2011.

Risk Factors, page 9

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

1.

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Although the Company’s operation is in BC, Canada, the Company has engaged accountants with experience in U.S. GAAP to set up our accounting system, review our accounting records, prepare our financial statements and related disclosures to ensure they are in accordance with U.S. GAAP before sending our financial statements and filings to our PCAOB registered auditors for their review or audit.

2.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Company’s books and records are kept in accordance with U.S. GAAP. No conversion is required.

What is the background of the people involved in your financial reporting?

3.

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

a)

what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

b)

what relevant education and ongoing training he or she has had relating to U.S. GAAP;

c)

the nature of his or her contractual or other relationship to you;

d)

whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

e)

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

From our inception to March 2011, we engaged an accountant located in the U.S. to assist with our accounting and filing functions. We had no contractual relation with this U.S. accountant whose work for the Company was terminated by the Company on March 31, 2011.

From April 1, 2011 to present, we have engaged a Canadian Chartered Accountant (“CA”) located in Vancouver, BC to assist with our financial reporting and internal control.

a)

The CA reviews and adjusts our records and books, and prepares the financial statements in accordance with U.S. GAAP; she reviewed our internal control system, reported to the management her assessment and proposed areas for improvement;

b)

The CA has her First Class Honours degree in accounting and finance from a Canadian university and articled with a mid-sized PCAOB registered CA firm in Vancouver. She has worked extensively with reputable PCAOB audit firms located in the U.S., is updated by these CPA firms on changes to U.S. GAAP rules and reviews professional development material on U.S. public company disclosure requirements;

c)

We are in the process of finalizing our contract with the CA;

d)

She is a Canadian Chartered Accountant;

e)

While working at the PCAOB registered Vancouver CA firm, the CA audited financial statements and filings of U.S. public companies and Canadian public companies dually reporting to the SEC in accordance with U.S. GAAP and has had extensive experience in compiling financial statements and preparing SEC filings in accordance with U.S. GAAP. The CA is highly trained in the area of internal control, and has assessed, designed and implemented control systems for private and public companies.

4.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a)

the name and address of the accounting firm or organization;

b)

the qualifications of their employees who perform the services for your company;

c)

how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

d)

how many hours they spent last year performing these services for you; and

e)

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We have not engaged an accounting firm or organization to prepare our financial statements.

5.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

a)

why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

b)

how many hours they spent last year performing these services for you; and

c)

the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

a)

We determined during March 2011 that our initial U.S. accountant was insufficient in addressing our financial reporting and internal control needs;

We believe our current accountant, the CA is qualified to prepare our financial statements and evaluate our internal control, because she is a highly experienced professional with a respected designation. Her work since April 1, 2011 has received much respect from other professionals we work with, including our auditors and lawyers.

b)

and c)

In 2010, we paid a total of $3,500 to our U.S. accountant for adjusting our books and compiling our financial statements as part of our 8K filing for unknown hours, which were not observable to us. This accountant was not involved in our internal control assessment. Although this accountant’s services were officially terminated in March, 2011, the billable hours to the Company ended early November, 2010.

Since April 1, 2011, the CA has worked for approximately 130 to 140 hours on our financial statements preparation, internal control assessment, managing our year end audit and first quarter review by our auditor, as well as reviewing our filings with the SEC. Her fees for her past work are under discussion, as part of the discussion on her potential longer term contract with the Company.

Do you have an audit committee financial expert?

6.

If you identify an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

We do not have an audit committee. All directors review and are responsible for our filings. Justin Wong, a director, is a financial expert with his MBA degree from a Canadian university. He has basic knowledge of U.S. GAAP and internal control over financial reporting.

7.

If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee’s U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Two of our three directors have basic knowledge of U.S. GAAP and internal control over financial reporting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 20

8.

We note your response to comment 14 that the company entered into an oral agreement with CFG modifying the funding agreement to include terms that the $200,000 would be characterized as a non-interest loan. Revise the disclosure to address all the material terms of your oral agreement with CFG. We note that the addendum to the funding agreement does not address the extension of the expiration date of the options to April 30, 2011. Since the company is party to an oral contract that would be required to be filed as an exhibit pursuant to Item 601(b)(10) if it were written, you must provide a written description of the contract as an exhibit to the registration statement. Additionally, please clarify the amount of funds advanced prior to closing since both the addendum to the funding agreement and the attached promissory note refer to “($2,000,000 USD)” and “Two hundred thousand”. We may have further comment.

The disclosure regarding the oral agreement with CFG will be revised as follows:

In order to account for this $200,000 advance, the parties have verbally agreed to characterize this transaction as an unsecured, non-interest bearing loan, due and payable on demand, but in any event, no later than June 30, 2011.  The parties also verbally agreed to extend the expiration date of the options held by CFG to April 30, 2011.  The Funding Agreement with CFG, the Addendum to the Funding Agreement and the promissory note representing the $200,000 advance, will be attached as Exhibit 10.7 to Amendment 3 to the Form 8-K, as we did with our Amendment 1 to the Form 8-K.

Corrections will be made to both the Addendum to the Funding Agreement and to the promissory note to clarify that the amount advanced was Two Hundred Thousand Dollars ($200,000), and an exhibit will be added to the third amended 8K to provide a written description of the verbal agreement made by the parties.

Exhibits

9.

We reissue comment 20 of our letter dated March 1, 2011. We note that you have re-filed Exhibits 10.2 and 10.3, but they still appear to be missing Schedule A. Please re-file such exhibits in their entirety in an amendment to your Form 8-K.

The Company intends to file a third amendment to its 8-K report, but has elected to delay making this amended filing until your outstanding comments have been resolved.  Exhibits 10.2 and 10.3 will be refiled in their entirety, including Schedule A, in amendment 3 to the Form 8-K.

10.

Please revise your Form 8-K/A to include the unaudited financial statements for China Wastewater, Inc. for the nine month period ended September 30, 2010 and 2009, as listed under exhibit 99.2.

In the third amendment to its report on Form 8-K, the Company will include the unaudited financial statements for China Wastewater, Inc., for the nine month periods ended September 30, 2010 and 2009 as exhibit 99.2., as we did with our Amendment 1 to the Form 8-K.

The Company hereby acknowledges that:

-

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

Yours Truly,

Silicon South, Inc.

/s/ “Brian L. Hauff”

Brian L. Hauff, President